Exhibit 99(b)

Patriot Renewable Fuels, LLC

Financial Statements for the Years Ended December 31,
2010 and December 31, 2009

And Report of Independent Registered Public
Accounting Firm

PATRIOT RENEWABLE FUELS, LLC

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Balance Sheets	2

Statements of Operations	3

Statements of Members’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Patriot Renewable Fuels, LLC
Annawan, Illinois

We have audited the accompanying balance sheets of Patriot Renewable Fuels, LLC as of December 31, 2010 and 2009 and the related statements of operations, changes in members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2010. Patriot Renewable Fuels, LLC’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patriot Renewable Fuels, LLC as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years in the two-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
March 14, 2011

PATRIOT RENEWABLE FUELS, LLC

Balance Sheets

	December 31, 2010	December 31, 2009

ASSETS

CURRENT ASSETS
Cash	$5,350,666	$11,028,894
Restricted cash	1,352,276	—
Accounts receivable, net	3,673,146	6,587,083
Inventory	9,170,120	5,764,097
Prepaid expenses and other current assets	1,102,232	1,386,711

Total current assets	20,648,440	24,766,785

PROPERTY AND EQUIPMENT
Property and equipment, at cost	157,764,916	155,859,646
Accumulated depreciation	(20,627,139)	(11,799,466)

Property and equipment, net	137,137,777	144,060,180

OTHER NON-CURRENT ASSETS
Deferred financing costs, net	415,646	558,107
Long-term investments	333,100	—
Notes receivable	32,754,979	32,754,979
Interest receivable	3,445,215	2,580,819

Total other non-current assets	36,948,940	35,893,905

TOTAL ASSETS	$194,735,157	$204,720,870

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,668,313	$2,529,484
Accrued expenses and other current liabilities	2,323,434	3,218,317
Commodity derivative instruments	1,980,225	90,255
Current portion of interest rate swap	1,507,124	1,618,486
Current portion of long-term debt	9,625,439	15,484,485

Total current liabilities	19,104,535	22,941,027

LONG-TERM LIABILITIES
Long-term debt	61,064,371	75,288,353
Interest rate swap	2,685,152	2,747,249
Deferred income	31,213,573	33,600,244

Total long-term liabilities	94,963,096	111,635,846

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY, 65,000 units authorized; 45,741 units issued and outstanding	80,667,526	70,143,997

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$194,735,157	$204,720,870

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Statements of Operations

	Years Ended December 31,

	2010	2009

REVENUES	$261,116,700	$231,077,345

COST OF GOODS SOLD	234,180,432	205,366,591

GROSS MARGIN	26,936,268	25,710,754

OPERATING EXPENSES	2,334,448	2,446,600

OPERATING INCOME	24,601,820	23,264,154

OTHER INCOME (EXPENSE)
Interest expense	(6,190,729)	(8,381,686)
Gain on debt extinguishment	1,929,828	—
Interest income	864,397	551,127
Interest rate swap gain	98,530	1,796,231
Other income	80,832	58,033

Total other expense, net	(3,217,142)	(5,976,295)

NET INCOME	$21,384,678	$17,287,859

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Statements of Changes in Members’ Equity

BALANCE – December 31, 2008	$52,856,138

Net income for the year ended December 31, 2009	17,287,859

BALANCE – December 31, 2009	70,143,997

Reacquisition of beneficial conversion feature upon retirement of convertible subordinated debt	(4,000,000)

Member distributions	(6,861,149)

Net income for the year ended December 31, 2010	21,384,678

BALANCE – December 31, 2010	$80,667,526

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Statements of Cash Flows

	Years Ended December 31,

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$21,384,678	$17,287,859
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,003,031	6,953,274
Loss on disposal of property and equipment	16,815	—
Interest income on tax increment financing notes receivable	(864,396)	(547,313)
Change in fair value of interest rate swap	(98,530)	(1,796,231)
Change in fair value of derivative instruments	3,366,896	(364,959)
Interest expense related to debt discount amortization	466,865	1,333,333
Gain on debt extinguishment	(1,929,828)	—
Patronage dividend received	(333,100)	—
Changes in operating assets and liabilities:
Restricted cash – commodity margin account	(1,352,276)	—
Accounts receivable	2,913,937	(490,165)
Inventory	(3,406,023)	466,738
Prepaids and other current assets	284,479	466,135
Commodity derivative instruments	(1,476,926)	118,658
Accounts payable	971,968	(1,896,114)
Accrued expenses	(969,812)	(358,533)

Net cash flows provided by operating activities	25,977,778	21,172,682

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,174,792)	(669,769)
Proceeds from the disposal of property and equipment	—	39,059

Net cash flows used in investing activities	(2,174,792)	(630,710)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on line of credit, net	—	(2,013,204)
Proceeds from debt	—	1,008,290
Payments on long-term debt	(18,620,065)	(10,690,125)
Reacquisition of beneficial conversion feature upon retirement of convertible debt	(4,000,000)	—
Distributions paid	(6,861,149)	—

Net cash flows used in financing activities	(29,481,214)	(11,695,039)

NET INCREASE IN CASH	(5,678,228)	8,846,933

CASH – BEGINNING OF PERIOD	11,028,894	2,181,961

CASH – END OF PERIOD	$5,350,666	$11,028,894

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$6,346,351	$8,152,636

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment additions included in accounts payable and accrued expenses	$166,861	$—

Notes receivable included in deferred income	$—	$8,966,896

Reduction of deferred income for exchange of constructed roadway	$385,815	$—

Retainage refund used to reduce property and equipment amounts due contractor	$—	$582,110

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Patriot Renewable Fuels, L.L.C. (an Illinois Limited Liability Company, the “Company”) is a dry mill, corn-based processing facility that produces fuel-grade ethanol and distillers grains, a co-product of the ethanol production, that are derived from corn. The ethanol plant is located in Annawan, Illinois and the Company sells its production of ethanol and distillers grains throughout the United States and various international locations. The ethanol plant has a nameplate capacity (guaranteed by the design-builder) to produce 100 million gallons per year of denatured fuel-grade ethanol and approximately 320 thousand tons of dried distillers grains with solubles (“DDGS”) and process 35.7 million bushels of corn.

Use of Estimates – Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: economic lives of property and equipment, realizability of accounts receivable, valuation of inventory and inventory purchase commitments, valuation of tax increment financing and subordinated debt, and the assumptions used in the impairment analysis of long-lived assets. Actual results may differ from previously estimated amounts, and such differences, if any, may be material to our financial statements. The Company periodically reviews estimates and assumptions, and the effects of revisions are reflected in the period in which the revision is made. For the years ended December 31, 2010 and 2009, the Company did not make any revisions to the financial statements for actual results that differed from previously estimated amounts.

Revenue Recognition – The Company sells ethanol and DDGS pursuant to marketing agreements as discussed further in Note 8, and generally recognizes revenue at the time of loading ethanol or distillers grains into trucks, railcars, or containers. This is the point at which the marketer has taken title and assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. Title is generally assumed by the buyer at the Company’s shipping point. In certain instances where the sales price of the Company’s ethanol is not fixed or determinable at the time title transfers to the customer, the Company defers the income until the price does become fixed or determinable.

In accordance with the Company’s agreements for the marketing and sale of ethanol and distilled grain products, commissions due to the marketers are deducted from the gross sales price as earned. These commissions are recorded net of revenues as they do not provide an identifiable benefit that is sufficiently separable from the sale of ethanol and related products.

Expense Recognition – Cost of goods sold consists primarily of costs for raw materials, utilities, conversion costs, warehousing costs, salaries, wages and expenses for plant operating staff and plant management, depreciation and amortization expenses, general facility overhead charges, property taxes, and property and casualty insurance. General and administrative expenses consist primarily of salaries and expenses for management, administrative and accounting employees, and fees paid to outside service providers such as legal, accounting, and consulting firms.

Cash – The Company maintains cash and cash equivalents primarily in accounts with three financial institutions which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts or any losses in connection with these balances.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

Accounts Receivable – Accounts receivable are recorded at their estimated net realizable value and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statement of cash flows. The Company does not have any off-balance sheet credit exposure related to its customers. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company’s credit terms. Accounts considered uncollectible are written off. The Company follows a policy of providing an allowance for doubtful accounts when deemed necessary; however, based on historical experience, and its evaluation of the status of receivables, the Company believes that such accounts are collectible in all material respects and thus an allowance was not necessary at December 31, 2010 or 2009. It is possible this estimate will change in the future.

The Company performs periodic credit evaluations of its marketers and has not required collateral. The Company’s operations vary with the volatility of the market for inputs (including corn, natural gas, chemicals, and denaturant) and for finished products (ethanol and DDGS), and to mitigate that volatility the Company actively seeks to minimize inventory and accounts receivable levels.

Inventory – Inventory is stated at the lower of cost or market. Cost is determined using the first in, first out (“FIFO”) method. Market is based on current replacement values except that it does not exceed net realizable values and it is not less than net realizable values reduced by allowances from normal profit margin. Inventories consist of raw materials (corn, chemicals, denaturant), work in process, finished goods (ethanol and DDGS) and spare parts.

All materials and production costs related to the production of ethanol and distillers grains not sold are capitalized as inventory and recognized as cost of sales when the sale of the products is recognized.

Prepaid Expenses – Prepaid expenses are recorded for non-inventory purchases that will be consumed in less than one year. Included in prepaid expenses and other assets are certain costs paid in advance for natural gas. As of December 31, 2010 and 2009 the total amount included on the balance sheet for prepaid natural gas was $222,527 and $775,094, respectively.

Property and Equipment – Property and equipment is stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets ranging from 3 to 30 years as shown in the table below:

Asset Description	Years

Land improvements	10-30 years
Buildings	15-30 years
Process equipment	10-20 years
Grain handling equipment	10 years
Railroad and rail equipment	20 years
Office and computer equipment	3-5 years

The Company expenses maintenance and repair costs as incurred and major betterments and improvements are capitalized.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including, but not limited to, discounted

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company has identified no such impairment losses for the years ended December 31, 2010 or 2009.

Notes Receivable – During the year ended December 31, 2009, the Company received a promissory note from the Village of Annawan (the “Village”) under a tax increment financing (“TIF”) agreement. The Village provided funds in the form of interest bearing notes. The notes bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. See Note 4 for further discussion.

Deferred Financing Costs – Costs incurred in connection with the acquisition of financing for the ethanol plant discussed in Note 5 were deferred and amortized over the term of the respective financing using the effective interest method. Accumulated amortization was $486,278 and $422,058 at December 31, 2010 and 2009, respectively. As discussed in Note 5, the Company’s convertible subordinated debt was retired in 2010, and accordingly, the related deferred financing costs and accumulated amortization were written off.

Accounts Payable – Accounts payable are recorded as invoices are received from vendors at the invoiced amount. Accrued payables for raw materials received but not invoiced are included in accounts payable.

Interest Rate Swap – The Company entered into derivative contracts to fix the interest rate for a portion of its long-term debt. The Company records the interest rate swap at fair value with changes in fair value recognized in earnings because the interest rate swap was not designated as a cash flow hedge. See Note 6 for further discussion.

Deferred Income – Proceeds received from the Village under the TIF agreement are recorded as deferred income and will be amortized into income over the life of the related property and equipment. See Note 4 for further discussion.

Convertible Debt – The Company issued $4,000,000 of convertible subordinated notes on November 25, 2008, the proceeds of which are recorded as long term debt, at a discount based on the conversion feature. The notes bear interest at a rate of 16%, compounded quarterly, and are convertible to units each year at the anniversary date as follows: $1,500 per unit at November 25, 2009, $1,000 per unit at November 25, 2010, and $500 per unit at November 25, 2011 The intrinsic value of the beneficial conversion feature at the time of issuance was recorded as a discount on note and a component of members’ equity. The discount is amortized to expense over the three year term of the convertible subordinated debt. Non-cash amortization expense of $466,865 and $1,333,333 was recorded for the years ended December 31, 2010 and 2009, respectively. On June 30, 2010, the Company retired this debt and recorded a $1,929,828 non-cash gain on the early extinguishment of debt. See Note 5 for further discussion.

Income Taxes – The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Differences between the financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes. In addition, the Company uses the modified accelerated cost recovery system method (“MACRS”) for tax depreciation instead of the straight-line method that is used for book depreciation, which also causes temporary differences. The Company has no uncertain tax positions as of December 31, 2010 or 2009.

Fair Value – On January 1, 2009, the Company adopted guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. On January 1, 2010, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis. The guidance

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

No events occurred during the years ended December 31, 2010 or 2009 that required adjustment to the recognized balances of assets or liabilities, which are recorded at fair value on a nonrecurring basis.

The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. Fair values of interest rate swap agreements are obtained from the counterparty, who computes the values based on nominal and current interest rates, and have been evaluated for credit swap default risk. The fair value of long-term debt has been estimated using discounted cash flow analysis based upon the Company’s current incremental borrowing rates for similar types of financing arrangements. The fair value of outstanding debt will fluctuate with changes in applicable interest rates. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of a company’s debt is a measure of its current value under present market conditions. It does not impact the financial statements under current accounting rules. As of December 31, 2010, the Company believes the carrying amount of the long-term debt approximates the fair value due to the variable market rate charged by the lenders.

Environmental Liabilities – The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material in its location. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational heath, and the production, handling, storage and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2010, and 2009 and the Company is not currently a party to any unsettled environmental legal proceedings at December 31, 2010.

Reclassifications – Certain reclassifications have been made to the previously issued 2009 balance sheet, statement of operations, and cash flows for comparability purposes. This reclassification had no effect on the reported net income, members’ equity, and operating cash flows as previously reported.

Subsequent Events – The Company has evaluated subsequent events through March 14, 2011, the date the financial statements were available to be issued.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

2.	INVENTORY

A summary of inventory at December 31, 2010 and 2009 is as follows:

	2010	2009

Raw materials	$3,648,999	$1,914,494
Work in process	1,404,402	1,147,920
Finished goods	2,924,560	1,940,412
Spare parts	1,192,159	761,271

Totals	$9,170,120	$5,764,097

The Company performs a lower of cost or market analysis on inventory to determine if the market values of certain inventories are less than their carrying value, which is attributable primarily to decreases in market prices of corn and ethanol. Based on the lower of cost or market analysis, the Company was not required to record a lower of cost or market charge on certain inventories for the years ended December 31, 2010 or 2009.

3.	PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31, 2010 and 2009 is as follows:

	2010	2009

Land and land equipment	$18,089,340	$18,047,564
Process and grain handling equipment	110,713,369	110,629,526
Buildings	26,198,663	26,202,724
Furniture, fixtures and computer equipment	1,620,744	856,188
Construction in progress	1,142,800	123,644

	157,764,916	155,859,646
Accumulated depreciation	(20,627,139)	(11,799,466)

Total property and equipment, net	$137,137,777	$144,060,180

4.	TAX INCREMENT FINANCING

During the years ended December 31, 2009, 2008 and 2007, the Company received amounts from the Village of Annawan, Illinois under a TIF agreement. The Village provided funds in the form of interest bearing notes in 2009 and 2008, as well as cash proceeds from a TIF bond issuance in 2007. The notes bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. Bonds issued to fund the TIF arrangement are not a liability of the Company but are an obligation of the Village since the Company does not guarantee the TIF debt and has no obligation to satisfy any shortfall in annual debt service requirements. The bonds and related notes are to be repaid by the Village from the incremental increase in property taxes related to the improvement of the Company’s real property. The proceeds of the financing have been recorded as deferred income and will be amortized into income with such amortization amount based on the life of the related property and equipment. The amount of reimbursements to be received under the TIF agreement is not to exceed $41,772,000 plus related interest on the TIF notes receivable. As of December 31, 2010, the Company had received $9,000,000 in cash from the Village in addition to a $32,754,979 note receivable. At December 31, 2010 and 2009, the amount recorded by the Company as deferred income related to the amounts received was $41,754,979. Included in the statement of operations for the years ended December 31, 2010 and 2009, the Company amortized $2,000,856 and

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

$2,013,016 of deferred income, respectively, which was netted against depreciation expense and is included as a component of costs of goods sold.

In 2008, the Company reduced deferred income by $5,608,792 related to the transfer of property rights for the plant access road from the Company to the Village. In 2010, the Company reduced deferred income by an additional $385,815 related to the transfer of additional construction costs for the plant access road from the Company to the Village. The fair value of these assets was deemed to approximate the cost basis due to the recent construction of the roadway.

As of December 31, 2010 and 2009, the unamortized deferred income balance was $31,213,573 and $33,600,244, respectively. The notes, net of the valuation allowance of $2,519,196 and 1,374,009, had accrued interest receivable of $3,445,215 and $2,580,819 at December 31, 2010 and 2009, respectively, and is recorded separate from the notes received as interest receivable. The Company has recorded a valuation allowance against the interest receivable based on the uncertainty of future cash flows of the Village. Non-cash interest income was accrued on the notes receivable at an interest rate of 6.1% for both the years ended December 31, 2010 and 2009, and was included in the statements of operations as interest income. At December 31, 2010 and 2009, the Company has recorded a valuation allowance of $2,519,196 and $1,374,009, respectively, against the interest receivable based on the uncertainty of future cash flows of the Village.

5.	LONG-TERM DEBT and REVOLVING LINE OF CREDIT

	2010	2009

Secured by substantially all assets:
Fixed rate loan, variable rate interest of 90 day LIBOR plus 300 basis points, swapped to a fixed rate of 8.655%, due October 2013	$39,528,635	$42,998,088
Variable rate loan, variable interest of 90 day LIBOR plus 450 basis points with a minimum rate of 5.5%, due October 2013	20,661,175	28,811,787
Long-term reducing revolving loan, variable interest of 90 day LIBOR plus 450 basis points with a minimum rate of 5.5%, due October 2013	10,500,000	17,500,000
Unsecured:
Convertible subordinated debt, fixed interest rate of 16%, convertible to membership units, paid in full during 2010	—	4,000,000
Discount on convertible subordinated debt	—	(2,537,037)

Total debt	70,689,810	90,772,838
Less: current maturities	(9,625,439)	(15,484,485)

Total long-term debt	$61,064,371	$75,288,353

On November 28, 2006, the Company entered into a definitive loan agreement (the “Agreement”) with a financial institution (the “Bank”) for a Construction Loan of up to $93,900,000, a Revolving Line of Credit of $7,000,000 and Letters of Credit of $3,000,000 to provide financing for construction and operation of the ethanol plant. In connection with the Agreement, the Company also entered into an interest rate swap (the “Swap”) agreement fixing the interest rate on $46,950,000 of debt at 8.655%.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

On September 22, 2008, the Agreement was amended (the “2nd Amendment”) to increase the amount available under the Construction Loan to $100,000,000, increase the Revolving Line of Credit to $12,000,000, and reduce the Letters of Credit to $972,685. In addition, the 2nd Amendment also provided for a $4,000,000 Bridge Loan to be issued subject to replacement by issuance of convertible subordinated debt (“Subordinated Debt”) by the Company.

On October 8, 2008 (“Completion Date”) the Construction loan was converted into three term loans. One term loan, the Fixed Rate Note, is for $46,950,000, and the balance is subject to the interest rate swap agreement (see Note 6). The remaining amounts of the Construction Loan were converted to a Variable Rate Note of $33,050,000 and a Long-Term Reducing Revolving Loan of $20,000,000.

The Agreement also provided for a Revolving Loan under which the Company could initially borrow the lesser of (1) a borrowing base calculation defined in the Agreement or (2) $12,000,000. The Revolving Loan matured on April 30, 2009. On April 30, 2009, and May 31, 2009, respectively, the Revolving Loan was amended to reduce the amount available from $12,000,000 to $6,000,000 and to extend the maturity date from April 30, 2009 to August 31, 2009. On August 31, 2009, the Company executed an extension to the Revolving Loan as described in the following paragraph. At December 31, 2010 and at December 31, 2009, the Company did not have any borrowings outstanding under the Revolving Loan. Interest is payable quarterly on outstanding borrowings.

On August 31, 2009, the Company entered into an amended and restated loan agreement (the “Restated Agreement”) with the Bank. The Restated Agreement reduced the maximum availability on the Revolving Loan to $5,000,000 and extended the maturity date to July 31, 2010. The Restated Agreement also revised the fixed charge and net worth covenant requirements; eliminated the working capital covenant; increased the base rate on the various loans, except for the Fixed Rate Loan, from LIBOR plus three hundred basis points, to LIBOR plus four hundred fifty basis points with a minimum interest rate of 5.5%; and established a maximum required debt service reserve of $5,000,000 to be funded by an annual excess cash flow calculation. As of December 31, 2009, the Company owed the maximum of $5,000,000 as the result of this calculation and paid that amount on January 22, 2010, which was applied toward the principle outstanding on the Long-term Reducing Revolving Note. This debt service reserve is fully funded and will require no additional contributions for the term of the Restated Agreement. During the year ended December 31, 2010 the $5,000,000 Revolving Loan agreement was renewed until June 1, 2011.

The Restated Agreement contains various restrictive covenants which, among other matters, require that the Company meet certain financial ratios. The Company is in compliance with the financial covenants of the Restated Agreement as of December 31, 2010 and 2009 and expects to remain in compliance throughout 2011.

The Fixed Rate Note bears interest at a variable rate of 90 day LIBOR plus three hundred basis points. The Variable Rate Note, the Long Term Reducing Revolving Loan, and the Revolving Loan bear interest at a variable rate of 90 day LIBOR plus four hundred fifty basis points, with a minimum rate of 5.5%. The minimum rate of 5.5% was in effect at December 31, 2010 and 2009. The borrowings under the Agreement are collateralized by substantially all of the assets of the Company. The term loans require quarterly interest and principal payments and mature five years after the Completion Date of the Construction loan. In addition, the Company must make additional annual principle payments up to a maximum of $4,000,000 based on an excess cash flow calculation, as defined in the Restated Agreement. As of December 31, 2010, the Company owed approximately $2,100,000 as a result of this calculation that is included in the current portion of long-term debt on the balance sheet. As of December 31, 2009, the Company owed an additional $4,000,000 as a result of this calculation and paid that amount on January 22, 2010.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements December 31, 2010

Annual expected maturities for long-term debt as December 31, 2010 are as follows:

2011	$9,625,439
2012	10,620,599
2013	50,443,772

Total	$70,689,810

On November 25, 2008, the Company issued Convertible Subordinated Debt totaling $4,000,000 to five related parties (see Note 7). The Subordinated Debt bears interest at a rate of 16%, has a term of three years, and is convertible to membership units at each anniversary date at a cost of $1,500, $1,000, and $500 per unit, respectively, on November 25, 2009, 2010, and 2011. Due to the favorable conversion rate of this debt, the Company recognized a beneficial conversion feature of $4,000,000, resulting in a discount of $4,000,000 to the convertible subordinated debt. This discount will be recognized as interest expense over the three-year life of the debt. The Company recognized non-cash interest expense related to amortization of this debt discount of $466,865 and $1,333,333 during 2010 and 2009, respectively. As of June 30, 2010, the Company had made payments totaling $4,000,000 to retire this debt and recognized a non-cash gain on the early extinguishment of this debt of $1,929,828 which represents the total settlement amount paid being less than the current carrying value.

6.	DERIVATIVE INSTRUMENTS

From time to time the Company enters into derivative transactions to hedge its exposures to interest rate and commodity price fluctuations. The Company does not enter into derivative transactions for trading purposes.

The Company provides qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses from derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

As of December 31, 2010, the Company had an outstanding interest rate swap agreement along with corn derivative instruments. The Company records its derivative financial instruments as either assets or liabilities at fair value in the balance sheet. Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the derivative instrument and the related change in value of the underlying hedged item. Based upon the exposure being hedged, the Company designates its hedging instruments as a fair value hedge, a cash flow hedge or a hedge against foreign currency exposure. The Company formally documents, designates, and assesses the effectiveness of transactions that receive hedge accounting initially and on an on-going basis. The Company does not currently have any derivative instruments that are designated as effective hedging instruments for accounting purposes.

Commodity Contracts

As part of its hedging strategy, the Company may enter into corn commodity-based derivatives, through its corn origination agreement as discussed in Note 8, in order to protect cash flows from fluctuations caused by volatility in commodity prices in order to protect gross profit margins from potentially adverse effects of market and price volatility on corn purchase commitments where the prices are set at a future date. These derivatives are not designated as effective hedges for accounting purposes. For derivative instruments that are not accounted for as hedges, or for the ineffective portions of qualifying hedges, the change in fair value is recorded through earnings in the period of change. Corn derivative changes in fair market value are included in cost of goods sold. At December 31, 2010, the total notional amount of the Company’s outstanding corn derivative instruments was approximately 3,560,000 bushels that were entered into to hedge forecasted corn purchases through December 2011. At December 31, 2009, the total notional amount of the Company’s

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements December 31, 2010

outstanding corn derivative instruments was approximately 1,360,000 bushels that were entered into to hedge forecasted corn purchases through July 2010.

Interest Rate Contact

In accordance with the Agreement as discussed in Note 5 the Company entered into a forward starting interest rate swap in the notional amount of $46,950,000 during 2007 to limit its exposure to the impact of increasing interest rates on its results of operations and future cash flows for interest. The Swap fixed the interest rate portion of the Fixed Rate Loan subsequent to the Completion Date at 8.655%. The Swap is effective as of October 8, 2008 and terminates on October 8, 2013.

At December 31, 2010, the Company had approximately $39.5 million of notional amount outstanding in swap agreements that exchange the variable interest rate (three-month LIBOR plus 300 basis points) for a fixed interest rate (8.655%) over the term of the agreement. At December 31, 2010, the fair value of the interest rate swap totaled approximately $4,200,000 of which approximately $1,500,000 is classified as a current liability and approximately $2,700,000 is classified as a long-term liability. At December 31, 2009, the fair value of the interest rate swap totaled approximately $4,400,000, of which approximately $1,600,000 is classified as a current liability and approximately $2,800,000 is classified as a current liability. These agreements are not designated as an effective hedge for accounting purposes and the change in fair market value is recorded as “Interest rate swap gain” in the statement of operations and the associated net settlements are recorded in interest expense in the statement of operations.

The following table provides details regarding the Company’s derivative financial instruments at December 31, 2010:

	Balance Sheet Location	Assets	Liabilities

Corn contracts	Commodity derivative instruments	$—	$1,980,225
Interest rate swap	Interest rate swap – current	—	1,507,124
Interest rate swap	Interest rate swap – long-term	—	2,685,152

Totals		$—	$6,172,501

The following table provides details regarding the Company’s derivative financial instruments at December 31, 2009:

	Balance Sheet Location	Assets	Liabilities

Corn contracts	Commodity derivative instruments	$—	$90,255
Interest rate swap	Interest rate swap – current	—	1,618,486
Interest rate swap	Interest rate swap – long-term	—	2,747,249

Totals		$—	$4,455,990

The following table provides details regarding gains and (losses) from the Company’s derivative financial instruments in the statement of operations, none of which are designated as hedging instruments:

	Statement of Operations Location	Year ended December 31, 2010	Year ended December 31, 2009

Corn contracts	Cost of goods sold	$(3,366,896)	$364,959
Interest rate swap	Interest rate swap gain	98,530	1,796,231

Total gain (loss)		$(3,268,366)	$2,161,190

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements December 31, 2010

7.	RELATED PARTY TRANSACTIONS

The Company has engaged CGB Enterprises Co. (“CGB”), an equity member to source corn for the plant under a long-term agreement on a fee per bushel basis (discussed further in Note 8).

The Company engaged Fagen, Inc. (“Fagen”) as the general contractor for the design and construction of the ethanol plant. The sole owner of Fagen is an equity member of the Company.

The Company purchases chemicals used in its production process from Michlig Agricenter, Inc. (“Michlig”), on the basis of price and availability. There are no volume or price commitments by either party. The sole owner of Michlig is a Board member of the Company.

Total amounts paid to related parties during the years ended December 31, 2010 and 2009 were as follows:

	Year ended December 31, 2010	Year ended December 31, 2009

CGB	$171,432,515	$145,489,886
Fagen	—	2,025,327
Michlig	895,077	678,152

Totals	$172,327,592	$148,193,365

Total amounts payable to related parties at December 31, 2010 and 2009 were as follows:

	2010	2009

CGB	$1,437,265	$1,189,843
Michlig	55,459	20,112

Totals	$1,492,724	$1,209,955

The Company has engaged Murex N.A, LTD, (“Murex”), an equity member to market ethanol for the plant under a long term agreement on a percentage of revenue commission basis. Total amounts owed to the Company from Murex, as of December 31, 2010 and 2009 were $2,261,462 and $5,997,273, respectively.

As discussed in Note 5, the Company entered into subordinated debt agreements with certain equity members. Those agreements are related party transactions as each party is an equity member.

8.	COMMITMENTS AND CONTINGENCIES

Corn Origination Agreement

The Company has a corn origination agreement with CGB, an equity member of the Company, whereby they are entitled to the exclusive right for procurement of 100% of the corn needs for the plant. The contract commenced in 2008 and continues for four years from the first delivery date. The price of the corn purchased will be the bid price CGB establishes with the producer of corn plus a set fee per bushel. At December 31, 2010, the Company had open forward corn purchase commitments for 14,024,519 bushels at an average price of $6.28 with CGB. At December 31, 2009, the Company had open forward corn purchase commitments for 2,296,676 bushels at an average price of $4.23 with CGB.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

Ethanol Marketing Agreement

The Company has a marketing agreement with Murex, an equity member of the Company, whereby they are entitled to the exclusive right for sale and distribution of 100% the plant’s ethanol. The Company pays the buyer a percentage of the net sales price for certain marketing costs. The initial term is for five years beginning in August 2008 with one year renewal terms unless notice is given by either party at least 90 days prior to the end of the current term. The Company had approximately $219,800,000 million of ethanol sales to Murex during 2010, of which approximately $2,261,000 is included in accounts receivable at December 31, 2010. During the year ended December 31, 2009, the Company had approximately $197,500,000 of ethanol sales to Murex, of which approximately $6,000,000 is included in accounts receivable at December 31, 2009. For the years ended December 31, 2010 and 2009, ethanol sales are recorded net of commissions totaling approximately $2,050,000 and $2,140,000, respectively.

Distillers Grains Marketing Agreement

The Company has a marketing agreement with CHS, Inc., whereby they are entitled to the exclusive right for sale and distribution of 100% of the plant’s dried distiller’s grains with solubles and wet distiller’s grains with solubles. The initial term of the agreement was one year, but the agreement is to remain in effect until terminated by either party at its unqualified option, by providing written notice of not less than 90 days to the other party. Neither party to the agreement has provided such notice. For the year ended December 31, 2010, the Company recorded DDGS sales of approximately $43,700,000 net of commissions of approximately $905,000. For the year ended December 31, 2009, the Company recorded DDGS sales of approximately $36,400,000 net of commissions of approximately $800,000.

Natural Gas Contracts

At December 31, 2010, the Company had forward contracts to purchase approximately 354,000 British thermal units (MMBTU) of natural gas during the months of January and February 2011 at an average price of approximately $4.65 per MMBTU.

9.	CONCENTRATIONS

For the years ended December 31, 2010 and 2009, two customers accounted for all of the Company’s revenues and trade accounts receivable. Accounts receivable for the ethanol marketer represented 62% and 88% of total outstanding receivables at December 31, 2010 and 2009, respectively. Accounts receivable for the dry distiller grains marketer represented 30% and 8% of total outstanding receivables at December 31, 2010 and 2009, respectively. Revenues for the ethanol marketer represented 83% of total revenues for the years ended December 31, 2010 and 2009. Revenues for the dry distiller grains marketer represented 17% of total revenues for the years ended December 31, 2010 and 2009.

All of the Company’s revenue is generated from the sale of two products, ethanol and distillers grains.

10.	MEMBERS’ EQUITY

As specified in the Company’s operating agreement, the Company has one class of membership units. The Company is authorized to issue up to 65,000 membership units. No additional units may be issued for less than $500 per unit without the consent of the majority of the membership units then outstanding. Profits and losses of the Company are allocated to members based on the proportion of units held. As of December 31, 2010 and 2009 the Company had 45,741 membership units issued and outstanding.

During 2010, the Company paid a cash distribution of $150.00 per membership unit for a total distribution of $6,861,149 to its unit holders.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

11.	FAIR VALUE MEASUREMENTS

The Company follows accounting guidance related to fair value disclosures. For the Company, this guidance applies to certain derivative investments. The authoritative guidance also clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

The following table sets forth, by level, the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010:

			Fair Value Measurement Using

Financial (Liabilities)	Carrying Amount in Balance Sheet	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable inputs (Level 3)

Corn contracts	$(1,980,225)	$(1,980,225)	$(1,980,225)	$—	$—
Interest rate swap	(4,192,276)	(4,192,276)	—	(4,192,276)	—

The following table sets forth, by level, the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009:

			Fair Value Measurement Using

Financial (Liabilities)	Carrying Amount in Balance Sheet	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable inputs (Level 3)

Corn contracts	$(90,255)	$(90,255)	$(90,255)	$—	$—
Interest rate swap	(4,365,735)	(4,365,735)	—	(4,365,735)	—

Fair values of interest rate swap agreements are obtained from the counterparty, who computes the values based on current market interest rates and yield curves, and have been evaluated for credit swap default risk. The fair value of corn contracts are based on quoted market prices in active markets.

12.	OPERATING LEASES

The Company has various equipment leases under non-cancelable leases through October 2013. Rent expense for operating leases was approximately $142,000 and $133,000 for the years ended December 31, 2010 and 2009, respectively.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2010

At December 31, 2010, the Company had the following minimum lease commitments for payment of rentals under leases, which at inception had a non-cancelable term of over one year:

Periods ending December 31,
2011	$117,398
2012	91,902

Total minimum lease commitments	$209,300

13.	RISKS AND UNCERTAINTIES

The Company has certain risks and uncertainties that it experiences during volatile market conditions, which can have a significant impact on operating results. The Company’s revenues are derived from the sale and distribution of ethanol and distillers grains to customers primarily located in the U.S. Corn for the production process is supplied to the Company’s plant primarily from local agricultural producers and is purchased on the open market. For the year ended December 31, 2010 ethanol sales were 83% of total revenues and corn costs were 79% of cost of goods sold.

The Company’s operating and financial performance is largely driven by the prices at which it sells ethanol and the cost at which it purchases corn. The price of ethanol and the cost of corn are both influenced, not necessarily in similar directions, by factors such as supply and demand, the weather, and by government policies and programs. Ethanol is also influenced by unleaded gasoline prices and the petroleum markets as a whole, which do not necessarily impact the cost of corn. Similarly, the cost of corn may be influenced, independently of ethanol, by other grain markets such as wheat and soybeans. The Company utilizes various risk management policies and programs to protect against the price volatility of these commodities, as well as those of natural gas and distillers grains.

14.	LEGAL PROCEEDINGS

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings related to various issues, including without limitation, workers’ compensation claims, tort claims, or contractual disputes. The Company is not currently a party to any material pending legal proceedings and they are not currently aware of any such proceedings being contemplated.